CANADIAN PACIFIC RAILWAY LIMITED

CANADIAN PACIFIC RAILWAY COMPANY

7550 Ogden Dale Road S.E.,

Calgary, Alberta, Canada, T2C 4X9

December 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Canadian Pacific Railway Limited

Canadian Pacific Railway Company

Registration Statement on

Form F-3/A (File No. 333-208198 and 333-208198-01)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Amendment No. 1 to the Registration Statement on Form F-3 (the “Registration Statement”) of Canadian Pacific Railway Limited and Canadian Pacific Railway Company (the “Registrants”) be accelerated to December 8, 2015 at 2:00 p.m. E.S.T. or as soon thereafter as may be practicable.

The Registrants hereby acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Registrants of their awareness of their responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Andrew J. Foley of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3078.

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Very truly yours,

CANADIAN PACIFIC RAILWAY LIMITED

By:	/s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY

By:	/s/ Scott Cedergren
Name: Scott Cedergren
Title: Assistant Corporate Secretary